Exhibit 23.4

Consent of Independent Auditors

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to the Registration Statement No. 333-194078 on Form S-3 of our audit report dated April 11, 2014, with respect to the consolidated balance sheets of Severstal Dearborn, LLC as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), member’s equity, and cash flows for each of the years in the three-year period ended December 31, 2013, appearing in the Current Report on Form 8-K of AK Steel Holding Corporation dated September 8, 2014 and to the reference to our firm under the heading “Experts” in the prospectus supplement.

/s/ KPMG LLP

Detroit, Michigan

September 8, 2014